# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: EGAIN Corp, CIK 0001066194
CUSIP: 28225C806
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 1252 BORREGAS AVENUE, SUNNYVALE, California (CA), 94089
Date of event which requires filing of this statement: 06/05/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0000921895-23-000931
Filed by CIK 0001688522
Persons authorized to receive notices and communications: MR. DAVID L. KANEN, KANEN WEALTH MANAGEMENT, LLC, 6810 Lyons Technology Circle, Suite 160, Coconut Creek, Florida (FL), 33073, 631-863-3100

## Reporting persons
- Philotimo Fund, LP (CIK 0001688522): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 1,738,741; sole dispositive power 0; shared dispositive power 1,738,741; aggregate amount beneficially owned 1,738,741 (6.4% of the class)
- Philotimo Focused Growth & Income Fund (CIK 0001962162): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 736,732; sole dispositive power 0; shared dispositive power 736,732; aggregate amount beneficially owned 736,732 (2.7% of the class)
- Kanen Wealth Management LLC (CIK 0001681614): type of reporting person: investment adviser (IA); citizenship or place of organization: Florida (FL); member of a group; source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 2,633,391; sole dispositive power 0; shared dispositive power 2,633,391; aggregate amount beneficially owned 2,633,391 (9.6% of the class)
- Kanen David (CIK 0001681743): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF), personal funds (PF), other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 22,429; shared voting power 2,633,391; sole dispositive power 22,429; shared dispositive power 2,633,391; aggregate amount beneficially owned 2,655,820 (9.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: EGAIN Corp
Address of issuer's principal executive offices: 1252 BORREGAS AVENUE, SUNNYVALE, California (CA), 94089
Comment: The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned ("Amendment No. 3"). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) is hereby amended and restated to read as follows:

This statement is filed by:

(i) Philotimo Fund, LP, a Delaware limited partnership ("Philotimo"), with respect to the Shares beneficially owned by it;

(ii) Philotimo Focused Growth and Income Fund, a series of World Funds Trust, a Delaware statutory trust ("PHLOX"), with respect to the Shares beneficially owned by it;

(iii) Kanen Wealth Management, LLC, a Florida limited liability company ("KWM"), as the general partner of Philotimo and the investment manager of PHLOX and certain separately managed accounts (the "Managed Accounts"); and

(iv) David L. Kanen, as the managing member of KWM.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6 to the Schedule 13D. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
Civil proceedings (securities laws) in the last five years:
Item 2(e) is hereby amended and restated to read as follows:

During the last five years no Reporting Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, except as described below.

On September 25, 2024, Mr. David L. Kanen, without admitting or denying any findings, consented to the entry of an Order Instituting Cease-and-Desist Proceedings by the Securities and Exchange Commission ("SEC") in settlement of an administrative proceeding that alleges violations of Section 13(d) and Section 16(a) and the rules thereunder for failing to timely file certain beneficial ownership reports on Schedule 13D and Schedule 13G. The order considered remedial acts promptly undertaken by Mr. Kanen and his cooperation and ordered Mr. Kanen to cease and desist from causing any future violations of the charged provisions and imposed a civil monetary penalty of $109,000, which Mr. Kanen has paid in full.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Philotimo were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The Shares purchased by PHLOX were purchased with the funds for the accounts of its customers (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The Shares purchased by KWM on behalf of the Managed Accounts were purchased with the funds for the accounts of its customers (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 1,738,741 Shares beneficially owned by Philotimo is approximately $14,183,776, including brokerage commissions. The aggregate purchase price of the 736,732 Shares beneficially owned by PHLOX is approximately $5,960,027, including brokerage commissions. The aggregate purchase price of the 157,918 Shares held in the Managed Accounts is approximately $1,363,956, including brokerage commissions. The aggregate purchase price of the 22,429 Shares beneficially owned by Mr. Kanen is approximately $197,419, including brokerage commissions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 27,350,693 Shares outstanding as of May 9, 2025 as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 14, 2025.

A. Philotimo
As of the close of business on June 5, 2025, Philotimo beneficially owned 1,738,741 Shares. Percentage: Approximately 6.4%

B. PHLOX
As of the close of business on June 5, 2025, PHLOX beneficially owned 736,732 Shares. Percentage: Approximately 2.7%

C. KWM
As of the close of business on June 5, 2025, KWM beneficially owned 2,633,391 Shares, consisting of (a) the 1,738,741 Shares owned directly by Philotimo, which KWM may be deemed to beneficially own as the general partner of Philotimo, (b) the 736,732 Shares owned directly by PHLOX, which KWM may be deemed to beneficially own as the investment manager of PHLOX and (c) the 157,918 Shares held in the Managed Accounts, which KWM may be deemed to beneficially own as the investment manager of the Managed Accounts. Percentage: Approximately 9.6%

D. Mr. Kanen
As of the close of business on June 5, 2025, Mr. Kanen beneficially owned 2,655,820 Shares, consisting of (a) the 22,429 Shares owned directly by Mr. Kanen, (b) the 1,738,741 Shares owned directly by Philotimo, which Mr. Kanen may be deemed to beneficially own as the managing member of KWM, (c) the 736,732 Shares owned directly by PHLOX, which Mr. Kanen may be deemed to beneficially own as the managing member of KWM, and (d) the 157,918 Shares held in the Managed Accounts, which Mr. Kanen may be deemed to beneficially own as the managing member of KWM. Percentage: Approximately 9.7%.

Each Reporting Person is a member of a "group" with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and such group may be deemed to beneficially own the 2,655,820 Shares beneficially owned in the aggregate by all the Reporting Persons, constituting approximately 9.7% of the outstanding Shares. Each Reporting Person disclaims beneficial ownership of the Shares that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated to read as follows:

A. Philotimo
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,738,741
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,738,741

B. PHLOX
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 736,732
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 736,732

C. KWM
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,633,391
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,633,391

D. Mr. Kanen
1. Sole power to vote or direct vote: 22,429
2. Shared power to vote or direct vote: 2,633,391
3. Sole power to dispose or direct the disposition: 22,429
4. Shared power to dispose or direct the disposition: 2,633,391
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

A. Philotimo
Philotimo has not entered into transactions in the Shares during the past sixty days.

B. PHLOX
PHLOX has not entered into transactions in the Shares during the past sixty days.

C. KWM
The transaction in the Shares by KWM during the past sixty days is set forth in Exhibit 1 and is incorporated herein by reference. This transaction was effected in the open market.

D. Mr. Kanen
Mr. Kanen has not entered into transactions in the Shares during the past sixty days.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

1 - Transactions in Securities

## Signatures
- Philotimo Fund, LP: /s/ David L. Kanen, David L. Kanen, Managing Member of Kanen Wealth Management, LLC, its general partner (06/05/2025)
- Philotimo Focused Growth & Income Fund: /s/ David L. Kanen, David L. Kanen, Managing Member of Kanen Wealth Management, LLC, its investment adviser (06/05/2025)
- Kanen Wealth Management LLC: /s/ David L. Kanen, David L. Kanen, Managing Member (06/05/2025)
- Kanen David: /s/ David L. Kanen, David L. Kanen (06/05/2025)